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                              August 31, 2022

       Henry Albrecht
       Chief Executive Officer
       Limeade, Inc.
       10885 NE 4th Street Suite #400
       Bellevue, WA 98004

                                                        Re: Limeade, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 4,
2022
                                                            File No. 000-56464

       Dear Mr. Albrecht:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed August 4, 2022

       Item 1A. Risk Factors
       Our failure to timely file this registration statement could result in an SEC enforcement proceeding..., page 27

   1. Please tell us, with a view towards revised disclosure, why you did not timely file your registration
statement.
       Item 2. Financial Information
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 31

   2.                                                   Please disclose the
basis for your statement that the company is a    leading provider of
                                                        cloud-based employee
experience software solutions.
 Henry Albrecht
Limeade, Inc.
August 31, 2022
Page 2
3.       We note that you quantified CARR as of March 31, 2022 and December 31,
2021.
         To provide context to this disclosure, please revise to also quantify the prior annual and interim period amounts.
4. You disclose that as of March 31, 2022, you had almost 1,000 customers. We further note references to customers with 5,000 or more employees and customers with 500-5,000 employees throughout the filing. Please revise to disclose the actual number of customers as of the end of each period presented in the filing. Also, considering your emphasis on acquiring customers with 5,000 or more employees and customers with 500-5,000 employees, revise to disclose the numbers of such customers for the periods presented, as well as the percent of your total revenue derived from these customer groups to add context to these metrics.
Impact of COVID-19, page 32

5. Please update your disclosure in this section and in your risk factors to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 43

6. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by your 5% stockholders. Refer to Item 403 of Regulation S-K.
Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition
Remaining Performance Obligations, page F-11

7. You disclose that you exclude amounts related to usage-based contracts from remaining performance obligations. To the extent that usage-based arrangements are material, please revise to provide your revenue recognition policy for such arrangements.
8. You disclose that your remaining performance obligations include deferred revenue and amounts that will be invoiced and recognized as revenues in future periods. We also note your disclosure on page 32 that your subscription agreements typically have a three year contract term. Please revise to disclose the aggregate amount of transaction price
FirstName LastNameHenry Albrecht
       allocated to the remaining performance obligations that are unsatisfied as of the end of the
Comapany    NameLimeade,
       reporting period andInc.
                            an explanation of when you expect to recognize
revenue from
Augustthose  remaining
        31, 2022 Page 2performance obligations. Refer to ASC 606-10-50-13(a). FirstName LastName
 Henry Albrecht
FirstName LastNameHenry Albrecht
Limeade, Inc.
Comapany
August 31, NameLimeade,
           2022         Inc.
August
Page 3 31, 2022 Page 3
FirstName LastName
Other Revenue, page F-11

9. You disclose that other revenue includes implementation fees for subscription software and related programs. However, you also disclose that implementation services are not capable of being distinct from your subscription service and are therefore combined as a single performance obligation. Please reconcile these disclosures for us.
Note 4 - Balance Sheet Components, page F-15

10. We note that you have amounts recorded in "prepaid gift cards" and "accrued gift card liability." Please revise to describe the terms of the gift cards, including whether the gift cards are redeemable for cash. Also, revise to disclose how you account for gift cards including gift card breakage.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology